SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

This Form 6-K consists of the Report on Results for the Nine Months Ended 27 September 2013.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2013	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development

3

RESULTS FOR THE NINE MONTHS ENDED 27 SEPTEMBER 2013

THIRD QUARTER HIGHLIGHTS

	Q3	Q3%
	2013	2012(1)	Change
Volume (m unit cases)	575	594	-3%
Net Sales Revenue (€ m)	1,918	2,021	-5%
Net Sales Revenue per Unit Case (€)	3.34	3.40	-2%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.45	3.40	1%
Comparable Cost of Goods Sold	1,213	1,281	-5%
Comparable EBIT (€ m)	207	211	-2%
Comparable Net Profit(2) (€ m)	148	156	-5%
Comparable EPS (€)	0.41	0.44	-7%

	Nine Months	Nine Months	%
	2013	2012(1)	Change
Volume (m unit cases)	1,579	1,608	-2%
Net Sales Revenue (€ m)	5,299	5,440	-3%
Net Sales Revenue per Unit Case (€)	3.36	3.38	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.42	3.38	1%
Comparable Cost of Goods Sold	3,396	3,468	-2%
Comparable EBIT (€ m)	386	398	-3%
Comparable Net Profit(2) (€ m)	259	263	-2%
Comparable EPS (€)	0.71	0.72	-1%

Notes

(1) Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

(2) Comparable Net Profit refers to comparable net profit after tax attributable to owners of the parent.

Third Quarter 2013	Nine Months 2013

• Volume declined by 3% in the quarter. It declined by 4% in our emerging and established markets and by 2% in our developing markets.	• Volume declined by 2% with emerging markets posting a 1% increase which was offset by a 3% decline in developing markets and a 5% decline in established markets.

• Sales: Net sales revenue declined by 5%. Currency neutral net sales revenue per case grew by 1.4%, this being the ninth consecutive quarter of growth.	• Sales: Net sales revenue declined by 3%. Currency neutral net sales revenue per case grew by 1.2%.

•  Comparable operating profit (EBIT): Our revenue growth initiatives and a decline in total input costs in absolute terms more than offset the lower volume and the unfavourable currency movements, leading to a 20 bps gross profit margin improvement. Comparable EBIT declined by 2%. EBIT margin improved by 40 bps due to improved gross profit margin and lower operating expenses, which declined by 20 bps as a percentage of net sales revenue.

•  Comparable operating profit (EBIT): Our revenue growth initiatives more than offset total input cost increases in absolute terms, although they were not sufficient to prevent a gross margin decline. In addition, unfavourable foreign currency movements and lower volume were only partly offset by the lower operating expenses, which declined by 30 bps as a percentage of net sales revenue. This resulted in a 3% decline in comparable operating profit and a flat comparable EBIT margin year-over-year.

•  Nine months 2013 market shares: We continued to win in the marketplace. We gained or maintained volume share in sparkling beverages in the majority of our markets including Austria, Greece, Ireland, Italy, Switzerland, the Czech Republic, Romania, Russia, Serbia and Ukraine.

• Nine months 2013 free cash flow: We continue to generate solid free cash flow. In the first nine months of the year, we generated free cash flow of €345 million.

Dimitris Lois, Chief Executive Officer of Coca-Cola HBC AG, commented:

“Currency neutral net sales revenue per case increased for the ninth consecutive quarter. The volume decline in our established and developing markets reflects the ongoing difficult macroeconomic environment in Europe. Our emerging markets were characterised by varying levels of performance and more difficult comparables, concealing the underlying growth in some of our countries. Trademark Coca-Cola products grew by 3% and remained a key driver of volume in the quarter.

We are very pleased to deliver margin improvements at both the comparable gross profit and EBIT level in the third quarter. This is a clear reflection of our ongoing commitment to improve our operational efficiency.

We anticipate that the trading conditions will remain difficult for the rest of 2013. We are confident in our ability to continue to drive operational performance and deliver on our strategic commitments: winning in the marketplace, growing currency neutral net sales revenue per case and focusing on cost leadership through tight operating expense control and disciplined working capital management.

In addition, our business continues to generate significant free cash flow, enabling us to invest in sustainable growth and create long-term shareholder value.

We are proud that our commitment to sustainable, profitable growth has been recognised for the sixth consecutive year through our inclusion in the Dow Jones Sustainability Index, ranking first in Europe and second in the World in the beverages sector.”

SPECIAL NOTE REGARDING THE INFORMATION SET OUT HEREIN

Unless otherwise indicated, the condensed consolidated interim financial statements and the financial and operating data or other information included herein relate to Coca-Cola HBC AG and its subsidiaries (“Coca-Cola HBC” or the “Company” or “we” or the “Group”).

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2013 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow, effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466) for Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries for the year ended 31 December 2012.

Although we believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we, nor our directors, employees, advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated interim financial statements included in this document, unless we are required by law or the rules of the UK Financial Conduct Authority to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators (numbers in € million except per share data)

	Third quarter 2013
Group Financial Results	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Finance Costs(6)	Net Profit(7)	EPS(8) (€)
Reported	(1,210.9)	707.4	(499.9)	205.6	295.8	(18.6)	147.2	0.40
Restructuring costs	—	—	—	1.9	1.9	—	1.8	0.01
Commodity hedging(9)	(1.6)	(1.6)	—	(1.6)	(1.6)	—	(1.0)	—
Non-recurring items(10)	—	—	1.5	1.5	1.5	(1.1)	0.1	—
Comparable	(1,212.5)	705.8	(498.4)	207.4	297.6	(19.7)	148.1	0.41

	Third quarter 2012(11)
Group Financial Results	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Finance Costs(6)	Net Profit(7)	EPS(8) (€)
Reported	(1,279.4)	741.4	(533.0)	201.7	298.0	(24.6)	147.6	0.41
Restructuring costs	—	—	—	6.7	6.7	—	6.4	0.02
Commodity hedging(9)	(1.2)	(1.2)	—	(1.2)	(1.2)	—	(0.7)	—
Non-recurring items(10)	—	—	3.6	3.6	3.6	—	2.9	0.01
Comparable	(1,280.6)	740.2	(529.4)	210.8	307.1	(24.6)	156.2	0.44

	Nine months 2013
Group Financial Results	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Finance Costs(6)	Net Profit(7)	EPS(8) (€)
Reported	(3,398.2)	1,901.2	(1,537.3)	339.6	623.7	(68.0)	212.8	0.59
Restructuring costs	—	—	—	24.3	18.9	—	19.1	0.05
Commodity hedging(9)	2.5	2.5	—	2.5	2.5	—	1.8	—
Non-recurring items(10)	—	—	19.2	19.2	19.2	8.1	25.1	0.07
Comparable	(3,395.7)	1,903.7	(1,518.1)	385.6	664.3	(59.9)	258.8	0.71

	Nine months 2012(11)
Group Financial Results	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Finance Costs(6)	Net Profit(7)	EPS(8) (€)
Reported	(3,470.8)	1,969.1	(1,578.2)	366.1	657.2	(68.4)	236.2	0.65
Restructuring costs	—	—	—	24.8	22.8	—	21.9	0.06
Commodity hedging(9)	3.0	3.0	—	3.0	3.0	—	2.2	—
Non-recurring items(10)	—	—	3.6	3.6	3.6	—	2.9	0.01
Comparable	(3,467.8)	1,972.1	(1,574.6)	397.5	686.6	(68.4)	263.2	0.72

(1)         Reported COGS refers to cost of goods sold.

(2)         Reported Gross Profit refers to gross profit.

(3)         Reported Operating Expenses refers to operating expenses.

(4)         Reported EBIT refers to operating profit.

(5)         Adjusted EBITDA refers to operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of intangible assets, employee share options and other non-cash items, if any (refer to ‘Supplementary information’ section).

(6)         Reported Finance Costs refers to total net finance costs.

(7)         Reported Net Profit refers to profit after tax attributable to owners of the parent.

(8)         Reported EPS refers to basic earnings per share.

(9)         The Group has entered into certain commodity derivative transactions in order to mitigate its exposure to commodity price risk. Although these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminium price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the cost of goods sold line item. The Group’s comparable results exclude the unrealised gains or losses resulting from the mark-to-market valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

(10)  Non-recurring items refer mainly to the transactions costs related to the re-domiciliation and the admission of the Group to listing on the premium segment of the London Stock Exchange as well as the review of the structure of the Group. Further to that, non-recurring finance costs also relate to the tender offer for the €500 million bond maturing in January 2014.

(11)  Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

Group Operational Review

Coca-Cola HBC AG (“Coca-Cola HBC” or “we” or the “Company” or the “Group”) achieved comparable earnings per share of €0.41 in the third quarter and €0.71 in the first nine months, posting a marginal decline of €0.01 year-on-year in the first nine months. Unit case volume declined by 3% in the third quarter and by 2% in the first nine months of 2013. Macroeconomic and trading conditions remained challenging across most of our territories. Disposable income continued to be under pressure and unemployment remained at record high levels. At the same time, we have been experiencing varying levels of performance in most of our emerging markets.

We continue to win in the marketplace. In the third quarter of 2013, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in the majority of our markets. Markets in which we gained or maintained volume share in sparkling beverages include Austria, Greece, Ireland, Italy, Switzerland, the Czech Republic, Poland, Romania, Russia, Serbia and Ukraine. In the NARTD category, we gained or maintained value share in Austria, Ireland, Italy, Switzerland, the Czech Republic, Romania, Russia and Serbia, among others.

In the third quarter, sales volume of Trademark Coca-Cola products grew by 3%, registering volume growth across all our reporting segments. In the quarter, Coca-Cola regular grew by 2%, while Coca-Cola Zero continued to perform strongly, growing by 18%. In the first nine months, sales volume of Trademark Coca-Cola products increased by 2%, with Coca-Cola regular growing by 2% and Coca-Cola Zero by 16%. Overall, our sparkling beverages volume declined by 1% in the quarter, reflecting a 1% increase in our developing markets, offset by a 1% decline in both our established and emerging markets. Volume of our sparkling beverages increased by 1% in the nine months, as a result of a 4% increase in emerging markets, flat volume in developing markets and a 3% decline in established markets.

In the ready-to-drink tea category our volume declined by 11% in the quarter, cycling an 8% growth in the prior year, while year-to-date volume was down by 4%. Our volume in the energy category grew by 2% in the quarter, marking the fourteenth consecutive quarter of growth, with 4% growth in both developing and emerging markets. For the nine months of 2013, our volume in the energy category grew by 4%. Our volume in the juice category returned to growth, increasing by 2% in the third quarter, primarily driven by strong performance in Russia and Poland. In the first nine months, the juice category declined by 1%, with 3% growth in emerging markets and a flat performance in developing markets, being more than offset by a 14% decline in established markets. Our volume in the water category declined by 10% in the third quarter and by 9% in the nine months, with negative trends across all three reporting segments, reflecting both overall market trends in most of our key water markets, as well as our strategy to rationalize our different offerings while growing value ahead of volume.

Package mix continued to improve in both periods, in sparkling and still categories, despite the continuous shift in demand towards at-home consumption and organised trade. The positive package mix is primarily supported by our occasion-based brand, package, price and channel strategy (“OBPPC”), as well as our “Share a Coke” marketing campaign which was launched in the second quarter.

Net sales revenue declined by 5% in the quarter and by 3% in the nine month period, reflecting a significant negative impact from foreign currency movements. Our OBPPC strategy and selected pricing enabled us to increase currency neutral net sales revenue per unit case for the ninth consecutive quarter. On a currency neutral basis, net sales revenue per unit case has been maintained since the beginning of the year, increasing by 1% in both the third quarter and the first nine months of 2013.

Currency neutral input costs per case grew by 0.5% in the third quarter and by 1% in the first nine months. Overall, the input costs environment has evolved in line with our expectations. In absolute terms, total input costs on a currency neutral basis declined by 3% compared to prior year, while at the same time our revenue growth initiatives continued to have a positive impact, leading to a 20 bps gross profit margin improvement in the quarter, after eleven quarters of gross margin erosion.

Comparable operating expenses as a percentage of net sales revenue reduced by 20 bps in the quarter and by 30 bps in the nine months of the year, reflecting better operational efficiency across our business, despite the negative operating leverage due to volume decline. The improvement in the quarter was primarily due to reduced sales and administrative expenses. On a segmental basis, the main drivers of the improvement in operating expenses as a percentage of net sales revenue were the developing and established markets, partly reflecting the benefits of our ongoing restructuring initiatives.

Our comparable operating profit (EBIT) reached €207 million in the quarter, posting a 2% decline compared to prior year. Lower operating expenses and benefits from our revenue growth initiatives, were not enough to compensate for the decline in volume and the negative impact from currency movements. In the first nine months of 2013, comparable operating profit was €386 million, declining by 3%.

Overall, we grew our comparable EBIT margin by 40 bps in the third quarter of the year and maintained our nine-month comparable EBIT margin flat.

During the first nine months of the year, we incurred €24 million in pre-tax restructuring charges, approximately €2 million of which was incurred in the third quarter. We expect such initiatives to further improve productivity and create a more agile and efficient organisation.

We continue to deliver solid free cash flow and working capital improvements. We generated €248 million of free cash flow in the third quarter and €345 million in the nine month period. This compares with €277 million and €362 million respectively in the comparable prior year periods. In the third quarter, cash generated from working capital reduction was €79 million.

On 20 September 2013, Coca-Cola HBC was included as a constituent of the FTSE 100 and FTSE All — Share indices. This was another key milestone for our company and we expect this to further benefit our shareholders through enhanced liquidity.

Sustainability is deeply entrenched in our corporate culture. In this respect, we are very proud to have been included in the Dow Jones Sustainability Indexes for the sixth consecutive year, ranking first in Europe and second of the world’s top beverage companies in sustainability. In addition, in June, our Greek, Croatian and Romanian operations were each awarded at the European Corporate Social Responsibility (CSR) Award Scheme. Awards include the “Mission Water” for Coca-Cola HBC Greece on water sustainability, the “Business Language Manual” for Coca-Cola HBC Croatia on linguistic culture integration in the workplace and the marketplace, and the “Adopt a River” for Coca-Cola HBC Romania on protection of local watersheds and raising environmental awareness.

Operational Review by Reporting Segment

Established markets

	Q3	Q3%		Nine months	Nine months	%
	2013	2012	Change	2013	2012	Change
Volume (m unit cases)	185.0	192.0	-4%	504.4	533.4	-5%
Net sales revenue (€ m)	717.3	756.0	-5%	1,985.0	2,120.1	-6%
Net Sales Revenue per Unit Case (€)	3.88	3.94	-2%	3.94	3.97	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.91	3.94	-1%	3.96	3.97	—
Operating profit (EBIT in € m)	71.5	65.6	9%	105.4	130.6	-19%
Comparable operating profit (Comparable EBIT in € m)	74.3	72.1	3%	135.9	147.4	-8%

Note: Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our established markets segment decreased by 4% in the third quarter, registering a sequential improvement versus trends in the previous two quarters, following a 3% decline in the comparable prior year period. Volume declined by 5% in the first nine months of 2013, following a 5% decline in the comparable prior year periods. The main drivers of volume decline in the segment during the quarter were the weakness in all key categories in Italy and Greece.

•                  Net sales revenue declined by 5% in the third quarter and 6% in the nine month period. Lower volume, negative price/mix and unfavourable currency movements negatively impacted performance in both periods. Currency neutral net sales revenue per case declined by 1% in the third quarter while it was flat in the nine month period.

•                  Volume in Italy declined by high single-digits in both the third quarter and the first nine months of 2013. Austerity measures continue to impact disposable income, and unemployment remains at high levels. In the third quarter, volume pressure was evident across all categories. A 9% volume increase in Coca-Cola Zero partially offset volume pressure in the sparkling beverages category in the quarter. Package mix improved, driven by higher sales of single serve packages in our water category. We expect trading conditions to remain difficult as a result of the challenging macroeconomic environment in the country. We gained volume and value share in both sparkling beverages and overall NARTD.

•                  Volume in Greece declined by high single-digits in the third quarter of 2013, with the rate of decline decelerating compared to previous quarters. Volume for the nine month period declined by low teens. Disposable income is expected to decline further in the remainder of 2013 while unemployment remains at the historically high level of 27.7%. Sparkling beverages were more resilient and declined by mid single-digits in the quarter.

•                  Volume in Switzerland increased by mid single-digits in the third quarter and by low single-digits in the first nine months of the year. Volume growth in the quarter was driven by sparkling beverages, as Trademark Coca-Cola products recorded a mid single-digit volume increase, while Coca-Cola Zero continued its positive trend, with volume increasing by mid teens in the third quarter of the year.

•                  Volume in Ireland recorded high single-digit growth in the third quarter, while volume in the first nine months of 2013 increased by low single-digits. The volume growth was driven by the sparkling category, supported by our “Share a Coke” campaign and favourable weather. Package mix continued to improve, driven by increased volume of single-serve packages in the sparkling beverages category.

•                  Comparable operating profit in the established markets segment increased by 3% to €74 million in the third quarter of 2013. Benefits from tighter operating expense management more than offset lower volume, negative price/mix and higher input costs in the third quarter. Comparable operating profit declined to €136 million in the first nine months of 2013 from €147 million in the comparable period last year. Lower operating expenses were not sufficient to offset lower volume, negative price/mix and higher input costs in the nine month period.

Developing markets

	Q3	Q3%		Nine months	Nine months	%
	2013	2012	Change	2013	2012	Change
Volume (m unit cases)	112.1	114.1	-2%	294.4	302.2	-3%
Net sales revenue (€ m)	333.2	341.7	-2%	858.9	890.6	-4%
Net Sales Revenue per Unit Case (€)	2.97	2.99	-1%	2.92	2.95	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.04	2.99	2%	2.95	2.95	—
Operating profit (EBIT in € m)	37.6	25.2	49%	38.1	26.2	45%
Comparable operating profit (Comparable EBIT in € m)	37.5	26.3	43%	41.4	31.9	30%

Note: Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our developing markets segment decreased by 2% in the third quarter and by 3% in the first nine months of 2013, following a flat performance and a 2% decline respectively in the comparable prior year periods. Challenging economic conditions impacted volume performance across the segment, particularly in Hungary.

•                  Net sales revenue declined by 2% in the third quarter and by 4% in the first nine months of the year. Benefits of improved price/mix were more than offset by negative currency translation impact and lower volume in the third quarter. Currency neutral net sales revenue per case was up 2% in the third quarter and flat in the first nine months of 2013 compared to the respective prior year periods.

•                  Volume in Poland increased by low single-digits in the third quarter while it declined by low single-digits in the first nine months of the year. The low single-digit volume increase in sparkling beverages was driven by Trademark Coca-Cola products, with brand Coca-Cola recording high single-digits increase supported by our “Share a Coke” campaign and promotional activities and Coca-Cola Zero posting strong double digit growth in the quarter. Our juice brands posted low double-digit growth in the quarter, mainly as a result of the continuous successful execution of our 1L PET package.

•                  Volume in Hungary declined by high single-digits in both the third quarter and the first nine months of the year, with volume weakness across all key categories. The economic environment remained volatile with consumer confidence being among the lowest in Europe and double-digit unemployment rate. Coca-Cola Zero outperformed our other sparkling beverages, posting strong double-digit growth for another quarter. Our volume in the energy category recorded solid double-digit growth, mainly reflecting the strong performance of our recently launched Burn Blue and Monster Rehab products. Package mix improved, as our “Share a Coke” campaign supported the performance of single serve packages.

•                  Volume in the Czech Republic declined by low single-digits in the third quarter, while for the first nine months of the year volume was flat. Overall economic and political conditions remain volatile. Volume of Trademark Coca-Cola products grew by mid single-digits supported by our “Share a Coke” campaign, and driven by a low single-digit increase in brand Coca-Cola and a strong double-digit increase in Coca-Cola Zero.

•                  Comparable operating profit in our developing markets increased off a small base by 43% in the third quarter and 30% in the first nine months of 2013. Lower operating expenses, favourable price/mix and lower input costs more than offset lower volume and unfavourable currency impact in the third quarter. In the first nine months of the year, lower operating expenses more than offset lower volume and negative cost mix.

Emerging markets

	Q3	Q3%		Nine months	Nine months	%
	2013	2012	Change	2013	2012	Change
Volume (m unit cases)	277.9	288.1	-4%	780.6	772.2	1%
Net sales revenue (€ m)	867.8	923.1	-6%	2,455.5	2,429.2	1%
Net Sales Revenue per Unit Case (€)	3.12	3.20	-3%	3.15	3.15	—
Currency Neutral Net Sales Revenue per Unit Case (€)	3.31	3.20	3%	3.25	3.15	3%
Operating profit (EBIT in € m)	96.5	110.9	-13%	196.1	209.3	-6%
Comparable operating profit (Comparable EBIT in € m)	95.6	112.4	-15%	208.3	218.2	-5%

Note: Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

•                  Unit case volume in our emerging markets segment declined by 4% in the third quarter of the year, following a 7% increase in the comparable prior year period. Strong performances in Nigeria and to a lesser extent in Russia were more than offset by volume declines in Romania, Ukraine and Serbia. For the first nine months of 2013, volume increased by 1%, following a 3% increase in the comparable prior year period.

•                  Net sales revenue declined by 6% in the third quarter while it increased by 1% in the first nine months of 2013. Positive price/mix was not enough to offset lower volumes and the substantial negative impact from currency translation in the third quarter. In the nine month period, positive price/mix and higher volume more than compensated for the negative impact from currency translation. Currency neutral net sales revenue per case increased by 3% in both periods under review.

•                  Volume in Russia grew by low single-digits in the third quarter and by mid single-digits in the first nine months of 2013, following a low double-digits increase in the third quarter and a high single-digits growth in the first nine months of 2012. This was the eighth consecutive quarter of volume increase in Russia. Growth in sparkling beverages and juice more than offset declines in the water and ready-to-drink tea categories. Positive impact of our OBPPC initiatives and strong execution of the Sochi Winter Olympic Games sponsorship supported an 11% growth in brand Coca-Cola, marking the twelfth consecutive quarter of volume and share expansion. Our volume in the juice category grew by low double-digits in the quarter, with growth coming from both our mainstream brand Dobry, which posted low-teens growth, as well as our premium brand Rich, which recorded high-teens growth in the quarter.

•                  Volume in Nigeria grew by high single-digits in the third quarter of the year, following a mid single-digit increase in the corresponding period last year. In the first nine months of 2013, volume increased by low-teens. Our focused pricing initiatives and increased marketing activities, as well as improved availability, supported volume growth. Sparkling beverages was the main growth driver, recording a low double digit increase in the quarter, also supported by a low-teens growth in water. Brand Coca-Cola recorded a 14% growth in the quarter, while Fanta and Sprite grew by high single-digits.

•                  Volume in Romania declined by mid-teens in the third quarter, following a high single-digits increase in the corresponding period last year. Volume decreased by low double-digits in the first nine months of the year. Performance was negatively impacted by the deteriorating macroeconomic environment and competitive promotional pressures. Volume declined in all key categories, except for the juice category which posted low double-digits growth due to our launch of Cappy Pulpy Orange. Coca-Cola Zero outperformed among sparkling beverages, recording 23% volume growth in the quarter. We gained volume and value share in both sparkling beverages and overall NARTD.

•                  Volume in Ukraine declined by low-teens in the third quarter of the year, mainly driven by declines in the juice and water categories, following a mid single-digit decline in the comparable prior year quarter. Volume in the first nine months of 2013 decreased by low double-digits. We gained volume and value share in sparkling beverages category. Overall, the economic environment in the country remains fragile impacting consumer demand. Volume declined in the mid single digits in sparkling beverages, with only Trademark Coca-Cola products posting low single-digits growth, supported by increased distribution.

•                  Comparable operating profit in the emerging markets segment reached €96 million in the third quarter of 2013, compared to €112 million of operating profit in the same period last year. Improved price/mix and lower input costs were not enough to offset a significant negative currency impact, lower volume, and higher operating expenses in the third quarter. Comparable operating profit reached €208 million in the first nine months of the year, compared to €218 million in the same period last year, with the decline attributable to higher operating expenses and unfavorable currency impact which were not offset by positive price/mix performance, higher volume and lower input costs.

Business Outlook

For the remainder of the year, we expect the challenging macroeconomic and trading conditions to persist across most of our territories, with economic uncertainty, austerity measures and high unemployment continuing to pressure disposable income. We face continuing challenging comparables in our emerging markets and we expect varying levels of performance in the last quarter. Although we were pleased to see the rate of decline in the established and developing segments moderate in the third quarter, we are cautious, as the consumer sentiment remains under pressure. We do not anticipate the current trading conditions to change in the last quarter of the year.

Our strategic priorities remain unchanged. We are focused on winning in the marketplace, while growing currency neutral net sales revenue per case through our OBPPC initiatives and selective pricing initiatives. Addressing affordability remains a key element of our strategy in order to stay relevant to our consumers.

We have clear category priorities in pursuing our strategy in the marketplace. We continue to focus on growing volume and value shares in the sparkling beverages, ready-to-drink tea and energy categories, with value growing faster than volume. In the juice category, we maintain a selective approach focusing on immediate consumption and the most profitable future consumption packages on a country-by-country basis. In the water category, our strategy is to continue rationalizing our different offerings while growing value ahead of volume.

We continue to expect currency neutral net sales revenue per unit case in 2013 to grow year-on-year, albeit at a slower pace than in 2012, and for currency neutral input costs per case to increase by low single-digits.

We also continue to execute on our 2013 restructuring plans and remain confident that we can achieve our targeted benefits. We expect the initiatives already taken in 2012 and those that we are taking in 2013 to yield approximately €65 million in total benefits in 2013. We continue to expect costs of just over €50 million from restructuring initiatives in 2013 that are expected to yield approximately €30 million of annualised benefits from 2014 onwards.

Taking into account the performance of our hedged positions, our latest forecasts and the improved visibility as we go through the last quarter of the year, we now expect the negative impact from currency movements in 2013 to be lower than in 2012.

We reiterate our expectations for a comparable effective tax rate for the mid-term in the range of 23-25%.

During the three year period ending 31 December 2015, we aim to generate free cash flow of approximately €1.3 billion. Net annual capital expenditure over the medium-term is expected to range between 5.5% and 6.5% of net sales revenue, reflecting our commitment to investing in the long-term development of our business. We are committed to maintaining strong discipline in working capital management, with the aim to drive solid free cash flow generation in the full year.

We manage our business for the long-term. We are confident that we have the right strategy in place to grow in a sustainable and profitable way, leveraging some of the world’s best known and loved brands across a diversified geographical footprint, characterized by low per capita consumption and market share growth opportunities.

Group Financial Review

	Third quarter
Selected income statement and other items	2013 € million	2012(3) € million	% Change
Volume (m unit cases)	575.0	594.2	-3%
Net sales revenue	1,918.3	2,020.8	-5%
Net Sales Revenue per Unit Case (€)	3.34	3.40	-2%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.45	3.40	1%
Cost of goods sold	(1,210.9)	(1,279.4)	-5%
Comparable cost of goods sold(1)	(1,212.5)	(1,280.6)	-5%
Gross profit	707.4	741.4	-5%
Comparable gross profit(1)	705.8	740.2	-5%
Operating expenses	(499.9)	(533.0)	-6%
Comparable operating expenses(1)	(498.4)	(529.4)	-6%
Operating profit (EBIT)	205.6	201.7	2%
Comparable operating profit (EBIT)(1)	207.4	210.8	-2%
Adjusted EBITDA(2)	295.8	298.0	-1%
Comparable adjusted EBITDA(1)	297.6	307.1	-3%
Total net finance costs	(18.6)	(24.6)	-24%
Comparable total net finance costs(1)	(19.7)	(24.6)	-20%
Tax	(46.7)	(36.9)	27%
Profit after tax attributable to owners of the parent	147.2	147.6	—
Comparable profit after tax attributable to owners of the parent(1)	148.1	156.2	-5%
Basic earnings per share (€)	0.40	0.41	-2%
Comparable basic earnings per share (€)(1)	0.41	0.44	-7%
Net cash from operating activities(2)	352.7	396.4	-11%
Capital expenditure(2)	(105.2)	(119.0)	-12%
Free cash flow(2)	247.5	277.4	-11%

	Nine months
Selected income statement and other items	2013 € million	2012(3) € million	% Change
Volume (m unit cases)	1,579.4	1,607.8	-2%
Net sales revenue	5,299.4	5,439.9	-3%
Net Sales Revenue per Unit Case (€)	3.36	3.38	-1%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.42	3.38	1%
Cost of goods sold	(3,398.2)	(3,470.8)	-2%
Comparable cost of goods sold(1)	(3,395.7)	(3,467.8)	-2%
Gross profit	1,901.2	1,969.1	-3%
Comparable gross profit(1)	1,903.7	1,972.1	-3%
Operating expenses	(1,537.3)	(1,578.2)	-3%
Comparable operating expenses(1)	(1,518.1)	(1,574.6)	-4%
Operating profit (EBIT)	339.6	366.1	-7%
Comparable operating profit (EBIT)(1)	385.6	397.5	-3%
Adjusted EBITDA(2)	623.7	657.2	-5%
Comparable adjusted EBITDA(1)	664.3	686.6	-3%
Total net finance costs	(68.0)	(68.4)	-1%
Comparable total net finance costs(1)	(59.9)	(68.4)	-12%
Tax	(70.2)	(72.2)	-3%
Profit after tax attributable to owners of the parent	212.8	236.2	-10%
Comparable profit after tax attributable to owners of the parent(1)	258.8	263.2	-2%
Basic earnings per share (€)	0.59	0.65	-9%
Comparable basic earnings per share (€)(1)	0.71	0.72	-1%
Net cash from operating activities(2)	602.5	652.5	-8%
Capital expenditure(2)	(257.4)	(290.2)	-11%
Free cash flow(2)	345.1	362.3	-5%

(1)         Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section.

(2)         Refer to ‘Supplementary Information’ section.

(3)         Note: Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

Net sales revenue

Net sales revenue per unit case decreased by 2% during the third quarter and by 1% during the first nine months of 2013, compared to the respective prior year period, on a reported basis. On a currency neutral basis, net sales revenue per unit case increased by 1% both in the third quarter and for the first nine months of 2013, compared to the respective prior year periods.

Cost of goods sold

Comparable cost of goods sold decreased by 5% during the third quarter and by 2% for the first nine months of 2013, compared to the respective prior year periods. Overall, the input cost environment has evolved in line with our expectations.

Gross profit

Comparable gross profit margin increased from 36.6% in the third quarter of 2012 to 36.8% in the third quarter of 2013 and decreased from 36.3% in the first nine months of 2012 to 35.9% in the first nine months of 2013.

Operating expenses

Comparable operating expenses decreased by 6% during the third quarter and by 4% during the first nine months of 2013 versus the respective prior year periods, reflecting better operating efficiency across our business, despite the negative leverage due to volume decline. The improvement in the quarter was primarily relating to reduced sales and administrative expenses.

Operating profit

Comparable operating profit decreased by 2% in the third quarter and by 3% in the first nine months of 2013, compared to the respective prior year periods, as lower volume and the negative impact from currency movements more than offset the benefits from our revenue growth initiatives and the lower operating expenses.

Total net finance costs

Comparable total net finance costs decreased by €4.9 million during the third quarter and by €8.5 million during the first nine months of 2013, compared to the respective prior year periods.

Tax

On a comparable basis, Coca-Cola HBC’s effective tax rate for the first nine months of 2013 was approximately 23% compared to 22% in the first nine months of 2012. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, the non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories.

Profit after tax attributable to owners of the parent

On a comparable basis, profit after tax attributable to owners of the parent decreased by 5% in the third quarter and by 2% in the first nine months of 2013 compared to the respective prior year periods, mainly driven by the reduced operating profitability.

Net cash from operating activities

Net cash from operating activities decreased by 11% in the third quarter of 2013 compared to the respective prior year period, mainly attributed to the gradually diminishing positive contribution from working capital, as we approach our zero working capital target. For the first nine months of 2013, net cash from operating activities decreased by 8% compared to the respective prior year period, mainly on the back of the reduced profit and the diminishing working capital improvement during the period, partly offset by the reduced payments for taxes.Cash flow from operating activities net of capital expenditure decreased by 11% during the third quarter and by 5% during the first nine months of 2013 compared to the respective prior year periods, reflecting mainly the reduced cash from operating activities that was partly offset by the reduced capital expenditure outflows.

Capital expenditure

Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, reduced by 12% in the third quarter and by 11% in the first nine months of 2013 compared to the respective prior year periods. In the first nine months of 2013, capital expenditure amounted to €257.4 million of which 41% was related to investment in production equipment and facilities and 26% to the acquisition of marketing equipment. In the first nine months of 2012, capital expenditure amounted to €290.2 million of which 42% was related to investment in production equipment and facilities and 34% to the acquisition of marketing equipment.

Supplementary Information

The financial measures Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	Third quarter
	2013 € million	2012(1) € million
Profit after tax	147.3	149.2
Tax charged to the income statement	46.7	36.9
Total finance costs, net	18.6	24.6
Share of results of equity method investments	(7.0)	(9.0)
Operating profit (EBIT)	205.6	201.7
Depreciation of property, plant and equipment	87.9	93.5
Amortisation of intangible assets	0.3	1.0
Employee share options	2.0	1.8
Adjusted EBITDA(2)	295.8	298.0
Gains on disposal of non-current assets	(1.6)	(0.4)
Decrease in working capital	78.7	134.1
Tax paid	(20.2)	(35.3)
Net cash from operating activities	352.7	396.4

Payments for purchases of property, plant and equipment	(106.2)	(115.0)
Principal repayments of finance lease obligations	(4.7)	(4.9)
Proceeds from sale of property, plant and equipment	5.7	0.9
Capital expenditure	(105.2)	(119.0)

Net cash from operating activities	352.7	396.4
Capital expenditure	(105.2)	(119.0)
Free cash flow	247.5	277.4

	Nine months
	2013 € million	2012(1) € million
Profit after tax	212.8	238.6
Tax charged to the income statement	70.2	72.2
Total finance costs, net	68.0	68.4
Share of results of equity method investments	(11.4)	(13.1)
Operating profit (EBIT)	339.6	366.1
Depreciation of property, plant and equipment	279.1	283.7
Amortisation of intangible assets	0.9	2.4
Employee share options	4.1	5.0
Adjusted EBITDA(2)	623.7	657.2
(Gains) / losses on disposal of non-current assets	(4.3)	2.1
Decrease in working capital	22.8	65.4
Tax paid	(39.7)	(72.2)
Net cash from operating activities	602.5	652.5

Payments for purchases of property, plant and equipment	(253.1)	(275.0)
Principal repayments of finance lease obligations	(12.7)	(17.6)
Proceeds from sale of property, plant and equipment	8.4	2.4
Capital expenditure	(257.4)	(290.2)

Net cash from operating activities	602.5	652.5
Capital expenditure	(257.4)	(290.2)
Free cash flow	345.1	362.3

(1) Note: Comparative amounts have been adjusted to reflect the impact of new accounting standards adopted in 2012, as detailed in note 1 to the condensed consolidated interim financial statements.

(2) Adjusted EBITDA refers to operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of intangible assets, employee share options and other non-cash items, if any.

Coca-Cola HBC Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of NARTD beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola HBC will host a conference call with financial analysts to discuss the third quarter and nine month financial results on 7 November 2013 at 10:00 am Swiss time (9:00 am London, 11:00am Athens, and 4:00 am New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola HBC’s website (www.coca-colahellenic.com/investorrelations/webcasts).

Enquiries

Coca-Cola HBC AG
Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email: oya.gur@cchellenic.com

Eri Tziveli	Tel: +30 210 618 3133
Investor Relations Manager	email: eri.tziveli@cchellenic.com

Dimitris Bakas	Tel: +30 210 618 3124
Investor Relations Manager	email: dimitris.bakas@cchellenic.com

International media contact:
Tel: +44 20 7251 3801
RLM Finsbury
Guy Lamming	email: guy.lamming@rlmfinsbury.com
Charles Chichester	email: charles.chichester@rlmfinsbury.com
Philip Walters	email: philip.walters@rlmfinsbury.com
Charles O’ Brien	email: charles.o’brien@rlmfinsbury.com

Greek media contact:

V+O Communications	Tel: +30 211 7501223
Mary Andreadi	email: ma@vando.gr

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 27 September 2013 € million	As at 31 December 2012 € million
Assets
Intangible assets	4	1,923.0	1,944.6
Property, plant and equipment	4	2,935.5	3,041.4
Other non-current assets		285.1	293.3
Total non-current assets		5,143.6	5,279.3

Inventories		493.2	458.0
Trade and other receivables		1,037.8	1,073.7
Cash and cash equivalents	5	715.0	439.1
Total current assets		2,246.0	1,970.8
Total assets		7,389.6	7,250.1

Liabilities
Short-term borrowings	5	471.7	555.0
Other current liabilities		1,671.1	1,667.3
Total current liabilities		2,142.8	2,222.3

Long-term borrowings	5	1,851.0	1,604.7
Other non-current liabilities		391.8	416.6
Total non-current liabilities		2,242.8	2,021.3
Total liabilities		4,385.6	4,243.6

Equity
Owners of the parent		2,998.9	2,988.7
Non-controlling interests		5.1	17.8
Total equity		3,004.0	3,006.5
Total equity and liabilities		7,389.6	7,250.1

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 27 September 2013 € million	Three months to 28 September 2012(1) € million
Net sales revenue	3	1,918.3	2,020.8
Cost of goods sold		(1,210.9)	(1,279.4)
Gross profit		707.4	741.4

Operating expenses		(499.9)	(533.0)
Restructuring costs	7	(1.9)	(6.7)

Operating profit	3	205.6	201.7

Total finance costs, net	8	(18.6)	(24.6)
Share of results of equity method investments		7.0	9.0
Profit before tax		194.0	186.1

Tax	9	(46.7)	(36.9)
Profit after tax		147.3	149.2

Attributable to:
Owners of the parent		147.2	147.6
Non-controlling interests		0.1	1.6
		147.3	149.2

Basic earnings per share (€)	10	0.40	0.41
Diluted earnings per share (€)	10	0.40	0.40

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 27 September 2013 € million	Three months to 28 September 2012(1) € million
Profit after tax for the period	147.3	149.2

Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains during the period	0.1	0.2
Cash flow hedges:
Amounts of losses during the period	(6.0)	(6.2)
Amounts of losses reclassified to profit and loss for the period	2.1	—
Amounts of gains reclassified to inventory for the period	(3.6)	—
Foreign currency translation	(18.0)	11.6
Share of other comprehensive income of equity method investments	(0.4)	(0.5)
Income tax relating to items that may be subsequently reclassified to income statement	1.6	1.4
	(24.2)	6.5
Items that will not be subsequently reclassified to income statement:
Actuarial gains/(losses)	6.3	(16.1)
Income tax relating to components of other comprehensive income	(1.1)	3.0
	5.2	(13.1)
Other comprehensive income for the period, net of tax	(19.0)	(6.6)
Total comprehensive income for the period	128.3	142.6

Total comprehensive income attributable to:
Owners of the parent	128.2	141.0
Non-controlling interests	0.1	1.6
	128.3	142.6

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim income statement (unaudited)

	Note	Nine months to 27 September 2013 € million	Nine months to 28 September 2012(1) € million
Net sales revenue	3	5,299.4	5,439.9
Cost of goods sold		(3,398.2)	(3,470.8)
Gross profit		1,901.2	1,969.1

Operating expenses		(1,537.3)	(1,578.2)
Restructuring costs	7	(24.3)	(24.8)
Operating profit	3	339.6	366.1

Total finance costs, net	8	(68.0)	(68.4)
Share of results of equity method investments		11.4	13.1
Profit before tax		283.0	310.8

Tax	9	(70.2)	(72.2)
Profit after tax		212.8	238.6

Attributable to:
Owners of the parent		212.8	236.2
Non-controlling interests		—	2.4
		212.8	238.6

Basic earnings per share (€)	10	0.59	0.65
Diluted earnings per share (€)	10	0.58	0.65

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of comprehensive income (unaudited)

	Nine months to 27 September 2013 € million	Nine months to 28 September 2012(1) € million
Profit after tax for the period	212.8	238.6

Other comprehensive income :
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains during the period	0.4	0.2
Cash flow hedges:
Amounts of gains / (losses) during the period	0.6	(15.1)
Amounts of losses reclassified to profit and loss for the period	8.7	5.3
Amounts of gains reclassified to inventory for the period	(3.6)	—
Foreign currency translation	(86.7)	47.3
Share of other comprehensive income of equity method investments	(0.6)	(0.6)
Income tax relating to items that may be subsequently reclassified to income statement	(0.4)	2.7
	(81.6)	39.8
Items that will not be subsequently reclassified to income statement:
Actuarial gains / (losses)	26.0	(39.3)
Income tax relating to items that will not be subsequently reclassified to income statement	(4.5)	7.8
	21.5	(31.5)
Other comprehensive income for the period, net of tax	(60.1)	8.3
Total comprehensive income for the period	152.7	246.9

Total comprehensive income attributable to:
Owners of the parent	152.7	244.5
Non-controlling interests	—	2.4
	152.7	246.9

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital(3) € million	Share Premium(3) € million	Treasury shares(3) € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	5.0	—	5.0	—	5.0
Movement in treasury shares	—	—	—	—	0.4	—	0.4	—	0.4
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Extinguishment of accumulated losses	(55.0)	—	—	—	—	55.0	—	—	—
Hyperinflation impact	—	—	—	—	—	3.9	3.9	—	3.9
Appropriation of reserves	—	—	—	—	0.4	(0.4)	—	—	—
Dividends	—	—	—	—	—	—	—	(1.1)	(1.1)
Share of other changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
	370.2	569.3	(54.3)	(199.7)	385.8	1,717.0	2,788.3	14.7	2,803.0
Profit for the period net of tax	—	—	—	—	—	236.2	236.2	2.4	238.6
Other comprehensive income for the period, net of tax	—	—	—	46.7	(6.9)	(31.5)	8.3	—	8.3
Total comprehensive income for the period, net of tax(1)	—	—	—	46.7	(6.9)	204.7	244.5	2.4	246.9
Balance as at 28 September 2012 (adjusted) (2)	370.2	569.3	(54.3)	(153.0)	378.9	1,921.7	3,032.8	17.1	3,049.9
Share-based compensation:
Options	—	—	—	—	1.3	—	1.3	—	1.3
Movement in treasury shares	—	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Hyperinflation impact	—	—	—	—	—	0.3	0.3	—	0.3
Appropriation of reserves	—	—	—	—	0.1	(0.1)	—	—	—
Dividends	—	—	—	—	—	—	—	0.1	0.1
	370.2	569.3	(54.3)	(153.0)	380.0	1,921.9	3,034.1	17.2	3,051.3
Profit for the period net of tax	—	—	—	—	—	(45.8)	(45.8)	0.6	(45.2)
Other comprehensive income for the period, net of tax	—	—	—	(15.1)	(3.4)	18.9	0.4	—	0.4
Total comprehensive income for the period, net of tax	—	—	—	(15.1)	(3.4)	(26.9)	(45.4)	0.6	(44.8)
Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(1)The amount included in the exchange equalisation reserve of €46.7 million gain for the first nine months of 2012 represents the exchange gains attributed to the owners of the parent of €47.3 million plus the share of equity method investments of €0.6 million loss.

The amount included in other reserves of €6.9 million loss for the first nine months of 2012 consists of gains on valuation of available for-sale financial assets of €0.2 million, cash flow hedges loss of €9.8 million (of which €15.1 million represents revaluation losses for the period and €5.3 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €2.7 million.

The amount of €204.7 million gain comprises a gain for the first nine months of 2012 of €236.2 million, the actuarial losses of €39.3 million plus deferred income tax credit of €7.8 million.

The amount of €2.4 million gain included in non-controlling interests for the first nine months of 2012 represents the share of non-controlling interests in the retained earnings.

(2) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

(3) As these condensed consolidated interim financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2012 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation reflect the capital structure of Coca-Cola HBC AG.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of changes in equity (unaudited)

	Share capital(5) € million	Share premium(5) € million	Group Reorganization reserve(5) € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2013	370.2	569.3	—	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5
Shares issued to employees exercising stock options	5.6	9.2	—	—	—	—	—	14.8	—	14.8
Share-based compensation:
Options	—	—	—	—	—	4.1	—	4.1	—	4.1
Hyperinflation impact	—	—	—	—	—	—	0.9	0.9	—	0.9
Appropriation of reserves	—	—	—	—	—	0.3	(0.3)	—	—	—
Purchase of shares held by non-controlling interest	—	—	—	—	—	—	(5.1)	(5.1)	(8.2)	(13.3)
Change of parent company to Coca-Cola HBC AG	1,620.7	4,832.6	(6,472.1)	(16.4)	—	1.5	—	(33.7)	—	(33.7)
Dividends (note 13)	—	(124.7)	—	—	—	—	1.2	(123.5)	(4.5)	(128.0)
	1,996.5	5,286.4	(6,472.1)	(70.7)	(168.1)	382.5	1,891.7	2,846.2	5.1	2,851.3
Profit for the period net of tax	—	—	—	—	—	—	212.8	212.8	—	212.8
Other comprehensive income for the period, net of tax(4)	—	—	—	—	(87.3)	5.7	21.5	(60.1)	—	(60.1)
Total comprehensive income for the period net of tax	—	—	—	—	(87.3)	5.7	234.3	152.7	—	152.7
Balance as at 27 September 2013	1,996.5	5,286.4	(6,472.1)	(70.7)	(255.4)	388.2	2,126.0	2,998.9	5.1	3,004.0

(4) The amount included in the exchange equalisation reserve of €87.3 million loss for the first nine months of 2013 represents the exchange loss attributed to the owners of the parent of €86.7 million plus the share of equity method investments of €0.6 million loss.

The amount included in other reserves of €5.7 million gain for the first nine months of 2013 consists of gains on valuation of available-for-sale financial assets of €0.4 million, cash flow hedges gain of €5.7 million (of which €0.6 million represents revaluation gains for the period, €8.7 million represents revaluation losses reclassified to profit and loss for the period and €3.6 million represents revaluation gains reclassified to inventory for the period) and the deferred income tax loss of €0.4 million.

The amount of €234.3 million gain comprises a gain for the period of €212.8 million plus actuarial gains of €26.0 million less deferred income tax charge of €4.5 million.

(5) As these condensed consolidated interim financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2012 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation reflect the capital structure of Coca-Cola HBC AG.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

	Note	Nine months to 27 September 2013 € million	Nine months to 28 September 2012(1) € million
Operating activities
Profit after tax for the period		212.8	238.6
Total finance costs, net	8	68.0	68.4
Share of results of equity method investments		(11.4)	(13.1)
Tax charged to the income statement		70.2	72.2
Depreciation of property, plant and equipment	4	279.1	283.7
Employee share options		4.1	5.0
Amortisation of intangible assets	4	0.9	2.4
		623.7	657.2

(Gains) / losses on disposal of non-current assets		(4.3)	2.1
Increase in inventories		(51.9)	(72.4)
Decrease in trade and other receivables		16.6	5.7
Increase in trade and other payables		58.1	132.1
Tax paid		(39.7)	(72.2)
Net cash from operating activities		602.5	652.5
Investing activities
Payments for purchases of property, plant and equipment		(253.1)	(275.0)
Proceeds from sales of property, plant and equipment		8.4	2.4
Net receipts / (payments) from investments		9.4	(23.2)
Interest received		4.5	6.2
Net cash used in investing activities		(230.8)	(289.6)
Financing activities
Return of capital to shareholders		—	(123.4)
Payments for buy-out of minorities of Coca-Cola Hellenic Bottling Company SA		(1.0)	—
Payment for purchase of own shares		(1.6)	—
Proceeds from shares issued to employees exercising stock options		14.8	0.1
Purchase of shares held by non-controlling interests	12	(16.7)	(9.8)
Dividends paid	13	(128.0)	(1.1)
Proceeds from external borrowings		1,390.3	969.7
Repayments of external borrowings		(1,259.9)	(1,033.3)
Principal repayments of finance lease obligations		(12.7)	(17.6)
Interest paid		(81.4)	(68.8)
Net cash used in financing activities		(96.2)	(284.2)

Increase in cash and cash equivalents		275.5	78.7
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		439.1	447.4
Increase in cash and cash equivalents		275.5	78.7
Effect of changes in exchange rates		(1.9)	2.6
Effect of consolidation of Coca-Cola HBC AG		1.8	—
Hyperinflation impact on cash		0.5	(0.7)

Cash and cash equivalents at the end of the period		715.0	528.0

(1) Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in note 1.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          General information and accounting policies

General information

On 11 October 2012, Coca-Cola HBC AG (‘Coca-Cola HBC’, the ‘Company’ or the ‘Group’) a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic Bottling Company S.A., (‘CCHBC SA’). As a result of the successful completion of this offer, on 25 April 2013 Coca-Cola HBC acquired 96.85% of the issued CCHBC SA shares, including shares represented by American depositary shares, and became the new parent company of the Group. On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of CCHBC SA that it did not acquire upon completion of its voluntary share exchange offer. Consequently, CCHBC SA is now a 100% owned subsidiary of Coca-Cola HBC.

These transactions were treated as a reorganisation of an existing entity that has not changed the substance of the reporting entity. The consolidated financial statements of Coca-Cola HBC are presented using the values from the consolidated financial statements of CCHBC SA. On the date that the Coca-Cola HBC became the new parent of the Group, April 25 2013, the statutory amounts of share capital, share premium and treasury shares of the Company have been recognized through an adjustment in the Statement of Changes in Equity under heading ‘Change of parent company to Coca-Cola HBC AG’. The resulting difference has been recognised as a component of equity under the heading “Group Reorganization reserve”. The shares of Coca-Cola HBC started trading in the premium segment of the London Stock Exchange on April 29 (Ticker symbol: CCH) and on the Athens Exchange (Ticker symbol: EEE) and regular way trading in Coca-Cola HBC ADSs commenced on the NYSE (Ticker symbol: CCH). On the date that CCHBC SA became subsidiary of Coca-Cola HBC, the existing stock options were replaced with new ones with identical terms but with underlying shares of Coca-Cola HBC instead of CCHBC SA and the exercise price in GBP instead of Euros using the original exercise price translated at the spot rate at the date of the modification. The incremental fair value of the new options over the fair value of the old options at the date of the modification was immaterial.

Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola HBC are consistent with those used in the annual financial statements of CCHBC SA Group for the year ended 31 December 2012, except for the adoption, as of 1 January 2013, of the International Financial Reporting Standard (“IFRS”) 13 Fair Value Measurement; the amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities and the annual improvements to IFRSs 2009-2011 cycle which included amendments to IAS 1 Financial Statement Presentation; IAS 16 Property, plant and equipment; IAS 32 Financial Statement Presentation and IAS 34 Interim Financial Reporting. The adoption of the new and amended standard did not have a significant impact on the current or prior periods, apart from additional disclosures resulting from the adoption of IFRS 13, see note 6.

During the second quarter of 2013, the IASB issued IFRIC Interpretation 21 Levies; Amendments to IAS 36: Recoverable Amount Disclosures for Non Financial Assets and Amendments to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting. The effective date for the amendments and new IFRIC Interpretation is 1 January 2014 and the Group is current assessing what impact, if any, they will have on the consolidated financial statements.

In the fourth quarter of 2012 the Group early adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19 Employee Benefits and details of the early adoption can be found in the annual financial statements for the year ended 31 December 2012. The impact from the adoption of IFRS 11 and IAS 19 revised on the first six months of 2012 is outlined in the tables below:

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          General information and accounting policies (continued)

Impact of change in accounting policies on condensed consolidated interim income statement (unaudited)

	Three months to 28	Change in accounting		Three months to 28
	September 2012	policy		September 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Gross profit	755.1	(13.5)	(0.2)	741.4
Operating profit	211.0	(8.7)	(0.6)	201.7
Profit before tax	187.6	(0.9)	(0.6)	186.1
Profit after tax	148.1	1.5	(0.4)	149.2
Basic earnings per share (€)	0.40	0.01	—	0.41
Other comprehensive income for the period, net of tax	(6.9)	—	0.3	(6.6)
Total comprehensive income for the period	141.2	1.5	(0.1)	142.6

	Nine months to 28	Change in accounting		Nine months to 28
	September 2012	policy		September 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Gross profit	1,992.1	(22.6)	(0.4)	1,969.1
Operating profit	380.9	(12.9)	(1.9)	366.1
Profit before tax	314.4	(1.7)	(1.9)	310.8
Profit after tax	240.2	(0.2)	(1.4)	238.6
Basic earnings per share (€)	0.65	—	—	0.65
Other comprehensive income for the period, net of tax	7.0	—	1.3	8.3
Total comprehensive income for the period	247.2	(0.2)	(0.1)	246.9

Impact of change in accounting policies on condensed consolidated interim statement of changes in equity (unaudited)

	As at 28 September 2012	Change in accounting policy		As at 28 September 2012 (as
	(before adjustments)	IFRS 11	IAS 19	presented)

Total equity	3,043.0	7.3	(0.4)	3,049.9

Impact of change in accounting policies on condensed consolidated interim cash flow statement (unaudited)

	Nine months to 28 September 2012	Change in accounting policy		Nine months to 28 September 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Net cash from operating activities	675.3	(22.8)	—	652.5
Net cash used in investing activities	(275.8)	(13.8)	—	(289.6)
Net cash used in financing activities	(335.9)	51.7	—	(284.2)

Increase in cash and cash equivalents	63.6	15.1	—	78.7

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          General information and accounting policies (continued)

Basis of preparation

Operating results for the third quarter of 2013 are not indicative of the results that may be expected for the year ending 31 December 2013 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality. Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements should be read in conjunction with the 2012 annual financial statements of CCHBC SA Group, which include a full description of the Group’s accounting policies.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola HBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 8.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the nine month period ended		Closing as at
	27 September 2013	28 September 2012	27 September 2013	31 December 2012
US dollar	1.32	1.28	1.35	1.33
UK sterling	0.85	0.81	0.84	0.82
Polish zloty	4.20	4.20	4.21	4.09
Nigerian naira	205.35	200.07	210.14	206.72
Hungarian forint	296.86	289.62	299.87	291.50
Swiss franc	1.23	1.20	1.23	1.21
Russian Rouble	41.58	39.65	43.17	40.42
Romanian leu	4.40	4.44	4.47	4.43
Serbian dinar	112.71	113.06	114.74	113.46
Czech koruna	25.79	25.15	25.91	25.08
Ukrainian hryvnia	10.53	10.25	10.77	10.57

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis (continued)

Information on the Group’s segments is as follows:

	Three months ended		Nine months ended
	27 September 2013	28 September 2012	27 September 2013	28 September 2012
Volume in unit cases(1) (million)
Established countries	185.0	192.0	504.4	533.4
Developing countries	112.1	114.1	294.4	302.2
Emerging countries	277.9	288.1	780.6	772.2
Total volume	575.0	594.2	1,579.4	1,607.8
Net sales revenue (€ million)
Established countries	717.3	756.0	1,985.0	2,120.1
Developing countries	333.2	341.7	858.9	890.6
Emerging countries	867.8	923.1	2,455.5	2,429.2
Total net sales revenue	1,918.3	2,020.8	5,299.4	5,439.9
Operating profit (€ million)
Established countries	71.5	65.6	105.4	130.6
Developing countries	37.6	25.2	38.1	26.2
Emerging countries	96.5	110.9	196.1	209.3
Total operating profit	205.6	201.7	339.6	366.1
Reconciling items (€ million)
Finance costs, net	(18.6)	(24.6)	(68.0)	(68.4)
Tax	(46.7)	(36.9)	(70.2)	(72.2)
Share of results of equity method investments	7.0	9.0	11.4	13.1
Non-controlling interests	(0.1)	(1.6)	—	(2.4)
Profit after tax attributable to owners of the parent	147.2	147.6	212.8	236.2

(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

4.                     Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2013	3,041.4	1,944.6
Additions	252.5	—
Effect from the consolidation of Coca-Cola HBC AG	0.2	—
Reclassified from assets held for sale	4.7	—
Disposals	(10.9)	—
Depreciation and amortisation	(279.1)	(0.9)
Foreign exchange differences	(73.4)	(20.7)
Effect of hyperinflation	0.1	—
Closing net book value as at 27 September 2013	2,935.5	1,923.0

5.                      Net debt

	As at
	27 September 2013 € million	31 December 2012 € million
Long-term borrowings	1,851.0	1,604.7
Short-term borrowings	471.7	555.0
Cash and cash equivalents	(715.0)	(439.1)
Net debt	1,607.7	1,720.6

In the second quarter, the Group successfully issued €800 million principal amount of 7-year fixed-rate notes with a coupon of 2.375%, and completed a fixed price tender offer for the outstanding €500 million with a 7.875% notes due January 2014, (the “2014 Notes”), with €183 million of the 2014 Notes having been tendered and cancelled. In the third quarter, the Group used part of the net proceeds of the new issue and repaid the $500 million notes due September 2013. The remaining proceeds of the new issue will be used towards the repayment of the remaining €317 million notes due January 2014.

In order to effect the exchange offer described in Note 1, Coca-Cola HBC had available a €500 million Bond Bridge facility (all undrawn), and a Statutory Buy-Out Facility for up to €550 million. On 18th June 2013 the €500 million Bond Bridge facility was cancelled, and the Statutory Buy-Out Facility limit was reduced to €55 million. The amount drawn under the Statutory Buy-Out Facility of €45.5 million was repaid on 26 July 2013 and the facility was cancelled.

6.                      Fair value

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. There have been no changes in the risk management policies since the year end.

The Group’s financial instruments recorded at fair value are included in Level 2 within the fair value hierarchy and comprise derivatives. There have been no changes in valuation techniques and inputs used to determine their fair value since 31 December 2012 (as described in the 2012 Annual Report available on the CCHBC SA’s web site: www.coca-colahellenic.com). As at 27 September 2013 the total financial assets included in Level 2 was €31.9 million and the total financial liabilities €88.7 million. There were no transfers between level 1,2 or 3 during the first nine months of 2013. The fair value of bonds and notes payable as at 27 September 2013, including the current portion, is €2,095.4 million, compared to their book value, including the current portion of €2,021.2 million.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

7.                            Restructuring costs

Restructuring costs amounted to €1.9 million before tax in the third quarter of 2013. The Group recorded €2.1 million and €0.3 million of restructuring charges in its established and emerging countries respectively, while the partial reversal of certain restructuring provisions for developing countries resulted in recognizing €0.5 million gains in this segment. For the third quarter of 2012, restructuring costs amounted to €6.7 million, of which €5.0 million, €0.6 million and €1.1 million related to the Group’s established, developing and emerging countries, respectively. The restructuring costs mainly concern redundancy costs.

Restructuring costs amounted to €24.3 million before tax in the first nine months of 2013. The Group recorded €23.1 million and €1.4 million of restructuring charges in its established and emerging countries respectively, while the partial reversal of certain restructuring provisions for developing countries resulted in recognizing €0.2 million gains in this segment. For the first nine months of 2012, restructuring costs amounted to €24.8 million, of which €15.3 million, €5.2 million and €4.3 million related to the Group’s established, developing and emerging countries, respectively. The restructuring costs mainly concern redundancy costs.

8.                            Total finance costs, net

	Three months ended
	27 September 2013 € million	28 September 2012 € million
Interest income	(2.5)	(2.5)
Finance costs	20.3	26.4
Net foreign exchange losses/(gains)	0.5	(0.1)
Loss on net monetary position	0.3	0.8
Total finance costs, net	18.6	24.6

	Nine months ended
	27 September 2013 € million	28 September 2012 € million
Interest income	(6.6)	(7.8)
Finance costs	73.1	74.0
Net foreign exchange losses/(gains)	0.2	(0.3)
Loss on net monetary position	1.3	2.5
Total finance costs, net	68.0	68.4

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for September 2013 was 1.084 which resulted in a net monetary loss for the first nine months of 2013 of €1.3 million.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

9.                            Tax

The Group’s effective tax rate for 2013 may differ from the parent company statutory tax rate as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, the non-deductibility of certain expenses, non-taxable income and one off tax items.

10.                     Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (third quarter of 2013: 363,613,253, nine months of 2013: 363,315,609, third quarter of 2012: 363,117,342, nine months of 2012: 363,115,684). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

11.                     Share capital

During 2012, the Board of Directors resolved to increase the CCHBC SA’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the CCHBC SA’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the Annual General Meeting of shareholders of CCHBC SA resolved to decrease the share capital of Coca-Cola Hellenic Bottling Company S.A. by the amount of €124.6 million by decreasing the nominal value of CCHBC SA’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to CCHBC SA’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of CCHBC SA’s by the amount of €55.0 million by decreasing the nominal value of the CCHBC SA’s shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company CCHBC SA by an equal amount.

On 25 April 2013, Coca-Cola HBC acquired 96.85% (355,009,014 shares) of the issued CCHBC SA shares, including shares represented by American depositary shares, following the successful completion of its voluntary share exchange offer and became the new parent company of the Group.

On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of CCHBC SA that it did not acquire upon completion of its voluntary share exchange offer. Consequently, CCHBC SA is now a 100% owned subsidiary of Coca-Cola HBC. Out of the remaining 3.15% interest acquired in CCHBC SA, representing 11,544,593 shares, 11,467,306 shares were exchanged for equal number of Coca-Cola HBC shares and 77,287 shares were acquired for a cash consideration of €1.0 million.

In the second quarter of 2013, the share capital of Coca-Cola HBC increased by the issue of 273,855 new ordinary shares following the exercise of stock options pursuant to the Coca-Cola HBC AG’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.4 million.

In the third quarter of 2013, the share capital of Coca-Cola HBC increased by the issue of 762,745 new ordinary shares following the exercise of stock options pursuant to the Coca-Cola HBC AG’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €10.4 million.

Following the above changes, and including the initial 14,925 ordinary shares of Coca-Cola HBC, that are held by the Company as treasury shares, on September 2013 the share capital of the Group amounted to €1,996.5 million and comprised 367,527,745 shares with a nominal value of CHF 6.70 each.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

12.                   Non-controlling interests

On 8 June 2011, the Board of Directors of the Coca-Cola HBC’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €73.8 million was paid as of 27 September 2013 (as of 31 December 2012: €70.4 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 14 January 2013, the Group acquired 14% of Coca-Cola Hellenic Bottling Company Bulgaria AD, bringing the Group’s interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

13.                   Dividends

On 19 June 2013, the extraordinary general meeting of Coca-Cola HBC AG approved the distribution of a €0.34 dividend per share. The total dividend amounted to €124.7 million and was paid on 23 July 2013.

14.                  Contingencies

As disclosed in our Annual Report for 2012, in 1992, our subsidiary Nigerian Bottling Company (“NBC”) acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. In a judgment delivered orally by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7.0 million. NBC has filed an appeal against the judgment. On August 19, 2013, NBC received the written decision of the court providing for damages of approximately €38.5 million. Based on advice from NBC’s outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

Other than the above, there have been no significant changes in contingencies since 31 December 2012 (as described in the 2012 Annual Report of CCHBC SA available on the Company’s web site: www.coca-colahellenic.com).

15.                   Commitments

As of 27 September 2013 the Group has capital commitments of €80.5 million (31 December 2012: €90.3 million), which mainly relate to plant and machinery equipment.

16.                   Number of employees

The average number of full-time equivalent employees in the first nine months of 2013 was 38,312 (41,476 for the first nine months of 2012).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

17.                   Related party transactions

a) The Coca-Cola Company

As at 27 September 2013, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2012: 23.2%) of the issued share capital of Coca-Cola HBC.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the nine months and the third quarter of 2013 amounted to €1,079.6 million and €363.8 million (€1,095.3 million and €393.0 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €66.3 million and €24.2 million (€42.9 million and €15.7 million in the respective prior year period).

During the nine months and the third quarter of 2013, the Group sold €22.7 million and €8.9 million of finished goods and raw materials respectively to TCCC (€20.1 million and €7.9 million in the respective prior year period) while other income from TCCC was €12.3 million and €3.1 million respectively (€13.4 million and €4.4 million in the prior year period). Other expenses from TCCC amounted to €2.8 million and €0.2 million for the nine months and the third quarter of 2013 (€3.0 million and 0.6 in the respective prior year).

As at 27 September 2013, the Group had a total amount of €125.3 million (€49.6 million as at 31 December 2012) due from TCCC, and had a total amount of €227.0 million (€154.0 million as at 31 December 2012) due to TCCC.

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.5% of Frigoglass through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds approximately 23.3% of Coca-Cola Hellenic’s total issued capital. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola HBC has a 23.9% effective interest, through its investment in NBC.

During the first nine months and the third quarter of 2013, the Group made purchases of €81.0 million and €17.1 million respectively (€115.5 million and €20.6 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €8.0 million and €2.9million respectively (€5.2 million and €0.9 million in the prior-year periods). Other income from Frigoglass both during the nine months and the third quarter of 2013 was €0.1 million and nil respectively (€0.6 million and nil respectively in the prior-year periods). As at 27 September 2013, Coca-Cola HBC owed €12.2 million (€21.4 million as at 31 December 2012) to, and was owed €0.2million (€1.2 million as at 31 December 2012) by Frigoglass.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

17.                     Related party transactions (continued)

c) Other related parties mainly related to TCCC

During the nine months and the third quarter of 2013, the Group purchased €93.2 million and €26.4 million of raw materials and finished goods respectively (€102.8 million and €32.5 million in the prior year period). In addition, the Group received reimbursement for direct marketing expenses incurred for the nine months and the third quarter of €0.4 million and nil respectively (€0.1 million and nil in the prior year period). Furthermore during the nine months and the third quarter of 2013, the Group incurred other expenses of €25.9 million and €7.3million (€3.9million and €0.8 million in the prior year period) and recorded income of €3.9 million and €0.5 million respectively (€0.5 million and €0.3 million in the prior year period). As at 27 September 2013, the Group owed €14.9 million (€8.1 million as at 31 December 2012) to, and was owed €5.4 million (€0.4 million as at 31 December 2012) by other related parties.

d) Joint Arrangements with TCCC and Heineken

During the nine months and the third quarter of 2013, the Group purchased €19.2 million and €6.1 million of finished goods (€24.0million and €9.3million in the prior-year periods) from joint arrangements. In addition, the Group received reimbursement for direct marketing expenses incurred for the nine months and the third quarter of €0.6 million (nil in both prior-year periods). Furthermore, during the nine months and the third quarter of 2013, the Group incurred expenses of €0.2 million and nil (€0.3 million and €0.2 million respectively in the prior-year periods) and recorded other income for the nine months and the third quarter of €0.9 million and €0.7 million from joint ventures (€0.2 million and nil in the prior-year periods). As at 27 September 2013, the Group owed €60.7 million (€67.5 million as at 31 December 2012) to, and was owed €3.1million (€19.5 million as at 31 December 2012) by joint ventures.

There were no transactions between Coca-Cola HBC and the directors and senior management except for remuneration for the period ended 27 September 2013, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 27 September 2013.

18.                               Subsequent events.

Following 27 September 2013 the Group incurred €12.5 million of restructuring costs before tax, of which €12.4 million and €0.1 million related to the Group’s established and emerging markets respectively.